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2007

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SECURITIES AND EXCHANGE COMMISSION
07001287
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2005 (MM/DD/YY) AND ENDING 11/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Barclay Investments, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Fifth Avenue, 18th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen (212) 371-3634
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 2 9 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB
4/10

OATH OR AFFIRMATION

I, Beate Bolen swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARTHA I PEREZ
Notary Public - State of New York
NO. 01PE6107580
Qualified in Queens County
My Commission Expires 4/5/2008

Notary Public

BEATE BOLEN
Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



Barclay Investments, Inc.
and Subsidiary
Report Pursuant to Rule 17a5-(d) and Regulation 1.10
November 30, 2006

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY

Index to Consolidated Financial Statements

November 30, 2006



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Barclay Investments, Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Barclay Investments, Inc. and Subsidiary as of November 30, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. and Subsidiary as of November 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 25, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Consolidated Statement of Financial Condition
November 30, 2006

ASSETS		
Cash and Cash Equivalents	$	1,946,518
Receivable from Brokers and Dealers		658,333
Other Accounts Receivable		35,194
Property and Equipment, Net		82,461
Prepaid Expenses and Other Assets		86,083
Prepaid Tax Deposits		44,824
Deferred Tax Asset		37,300
Total Assets	$	2,890,713
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Commissions and Salaries Payable	$	415,115
Accounts Payable and Other Accrued Expenses		645,339
Income Taxes Payable		49,410
Total Liabilities		1,109,864
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common Stock - $.10 Par Value		92,257
Additional Paid in Capital		1,809,175
Retained Earnings		692,806
Total Stockholders' Equity		2,594,238
Treasury Stock, 411,816 Shares at Cost		(813,389)
Net Stockholders' Equity		1,780,849
Total Liabilities and Stockholders' Equity	$	2,890,713

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Consolidated Statement of Income
For The Year Ended November 30, 2006

Revenue		
Net Gain from Riskless Principal Transactions	$	4,450,100
Commissions		2,392,401
Interest and Dividends		73,289
Other Revenue		17,685
Total Revenue		6,933,475
Trading Expenses		
Commissions		4,285,950
Clearing Fees		19,763
Interest Expense		7,853
Total Trading Expenses		4,313,566
Operating Expenses		
Compensation and Benefits		1,228,078
Rent		173,537
Travel and Entertainment		150,114
Communications and Telephone		57,384
Supplies and Postage		16,559
Insurance		3,373
Regulatory Fees		22,192
Information Systems		338,538
Professional Fees		162,382
Depreciation and Amortization		57,060
Other Operating Expenses		51,182
Contributions		46,783
Total Operating Expenses		2,307,182
Income Before Provision for Income Taxes		312,727
Provision for Income Taxes		58,500
Net Income	$	254,227

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholders' Equity
For The Year Ended November 30, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2005	$ 90,429	$ 1,736,843	$ 1,048,579	$ (813,389)
Net income			254,227	
Additional Paid in Capital	1,828	72,332		
Dividends Paid			(610,000)	
Balance, November 30, 2006	$ 92,257	$ 1,809,175	$ 692,806	$ (813,389)

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Consolidated Statement of Cash Flows
For The Year Ended November 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	254,227
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities		
Depreciation and Amortization		57,060
Change In Operating Assets and Liabilities		
Receivable from Brokers and Dealers		141,891
Other Accounts Receivable		(25,038)
Securities Owned		35,290
Prepaid Tax Deposits		(44,824)
Prepaid Expenses and Other Assets		23,092
Commissions and Salaries Payable		(175,398)
Accounts Payable and Other Accrued Expenses		(389,823)
Income Taxes Payable		49,077
Net Cash Used In Operating Activities		(74,446)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(1,405)
Net Cash Used In Investing Activities		(1,405)
CASH FLOWS FROM FINANCING ACTIVITY		
Issuance of Common Stock		74,160
Dividends Paid		(610,000)
Net Cash Used In Financing Activities		(535,840)
Net Decrease in Cash and Cash Equivalents		(611,691)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		2,558,209
CASH AND CASH EQUIVALENTS, END OF YEAR	$	1,946,518
Supplementary Disclosures of Cash Flow Information:		
Interest paid	$	7,853
Taxes paid	$	40,800

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
November 30, 2006

1. Summary of Significant Accounting Policies

A. Organization
Barclay Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC"), and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

Barclay Investments, Inc. offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets.

BFM, Inc. (BFM), a wholly owned subsidiary, was registered as an investment advisor with the Securities and Exchange Commission. BFM terminated its registration as an investment advisor on April 1, 2002 and is presently inactive.

B. Principles of Consolidation
The consolidated financial statements include the accounts of the Company and BFM, Inc. as of and for the year ended November 30, 2006. All material intercompany balances and transactions are eliminated in consolidation.

C. Clearing Operations
All Company and customer transactions are cleared on a fully disclosed basis through independent broker-dealers. The Company pays these broker-dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the company may be exposed to off-balance sheet risk.

D. Depreciation and Amortization
For financial statement purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the related lease.

E. Statements of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three month or less maturity upon acquisition to be cash equivalents.

F. Revenue and Expense Recognition
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

G. Income Taxes
Effective January 1, 2002, the Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the shareholders. Accordingly, there is no Federal tax included in the provision for income taxes. The Company is however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

1. Summary of Significant Account Policies

H. Monetary Risk
The Company maintains its cash in bank deposit accounts and money market funds which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

I. Concentration of Business
Approximately 33 percent and 13 percent of the Company's gross revenues and related commission expenses for the year ended November 30, 2006, came from business transacted with two customers. Loss of any of these customers would have a significant impact on the Company.

J. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable From Brokers and Dealers
The clearing and depositary operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2006, substantially all of the receivables from brokers and dealers as reflected in the Consolidated Statement of Financial Condition are deposits with and commissions receivable from these brokers.

The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customers' accounts introduced by the Company. As of November 30, 2006, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

3. Property and Equipment
Property and equipment is summarized as follows:

Furniture and Equipment	$ 353,533
Leasehold Improvements	247,774
Total	601,307
Less Accumulated Depreciation and Amortization	(518,846)
Property and Equipment, Net	$ 82,461

4. Stockholders' Equity

A summary of Common Stock Shares authorized, issued and outstanding is as follows:

Shares Authorized	1,000,000
Issued	922,570
Outstanding	510,754

Upon termination of a Shareholder's employment with the Company for any reason (the "Qualifying Call Event"), such shareholder shall be required to offer for sale to the Company all shares owned (the "Corporate Call Option").

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and NASD FOCUS Reporting requirements.

5. Retirement Plans

Defined Contribution Retirement Plan

During the year ended November 30, 1997, the Company established a tax sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit sharing contributions which are discretionary immediately after the contribution is made. The Company profit sharing contribution to the plan for the year ended November 30, 2006 was $ 79,297.

6. Commitments

During the year ended November 30, 1997, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires May 31, 2008.

Future minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending November 30		
2007	$	206,000
2008		103,000
Total	$	309,000

7. Provision for Income Taxes

The components of the provision for income taxes are as follows:

Current:	$	
State and Local		58,500
Deferred:		
State and Local		-
Total Provision for Income Taxes	$	58,500

8. Aggregate Indebtedness and Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2006, the Company had net capital of $1,477,632 which was in excess of its required net capital by $1,403,641. The Company's ratio of aggregate indebtedness to net capital at November 30, 2006 was 0.7511 to 1.

9. Contingencies
The Company is a defendant in a lawsuit related to activities of a former subsidiary, Barclay Capital Management, Inc., which was sold in 1994. The outcome of this lawsuit can not be determined at this time. It is the opinion of management that this litigation will not have a material adverse effect on the Company's financial position.

10. Capital Withdrawals
The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs. There are currently no distributions which have been approved by the Board after November 30, 2006.

SCHEDULE I
BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of November 30, 2006

Net Capital:		
Total stockholders' equity from Consolidated Statement of Financial Condition	$	1,780,849
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition		(285,862)
		1,494,987
Net Capital before haircuts on securities position		1,494,987
Haircuts on securities positions:		
Trading and Investment securities:		
Other securities		(17,355)
Net Capital	$	1,477,632
Computation of Net Capital Requirement		
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	73,991
Minimum dollar net capital requirement of reporting broker or dealer	$	45,000
Excess of net capital		1,403,641
Excess of net capital at 1000%		1,366,646
Ratio of Aggregate Indebtedness to Net Capital		0.7511
Reconciliation with corporation's computation (included in Part II of Form X-17a-5 as of November 30, 2006)		
Net capital as reported		1,421,924
Net capital as adjusted		1,477,632
Non-Allowable Assets		
Other Accounts Receivable		35,194
Property and Equipment - Net		82,461
Prepaid Expenses and Other Assets		86,083
Prepaid Tax Deposits		44,824
Deferred Tax Asset		37,300
Total Non-Allowable Assets		285,862
Aggregate Indebtedness:		
Commissions and Salaries Payable		415,115
Accounts Payable and Accrued Expenses		645,339
Income Taxes Payable		49,410
	$	1,109,864

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part IIA filing.

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I (CONTINUED)
BARCLAY INVESTMENTS, INC. AND SUBSIDIARY

Statement Regarding Exemption From Reporting
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3 (k) (2) (ii).

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing brokers who carry all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

BARCLAY INVESTMENTS, INC. AND SUBSIDIARY
Segregation Requirements and Funds in Segregation
November 30, 2006

Amount Required to Be Segregated	None
Total Amount Segregated	None
Excess Funds in Segregation	None



BARCLAY INVESTMENTS, INC. AND SUBSIDIARY

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATON 1.16

NOVEMBER 30, 2006

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors of
Barclay Investments, Inc. and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Barclay Investments, Inc. and Subsidiary (the "Company") for the year ended November 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulation thereunder, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006 to meet the SEC's and the CFTC's objectives.

This report recognizes that it is not practicable in an organization the size of Barclay Investments, Inc. and Subsidiary to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.



This report is intended solely for the information and use of the board of directors, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

January 25, 2007

END